SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             -----------------------

                     AMERICA FIRST APARTMENT INVESTORS, INC.
                     ---------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    02363X104
                             -----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

      Carolyn Tiffany                                      David J. Heymann
   Winthrop Realty Trust                              Post Heymann & Koffler LLP
     7 Bulfinch Place                                 Two Jericho Plaza, Wing A
         Suite 500                                             Suite 111
Boston, Massachusetts 02114                             Jericho, New York 11753
      (617) 570-4614                                        (516) 681-3636

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 2006
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP No. 02363X104                  13D/A
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Winthrop Realty Trust
      I.R.S. I.D. No.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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               7     SOLE VOTING POWER

                     653,372
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            653,372
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      653,372 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%
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14    TYPE OF REPORTING PERSON*

      OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02363X104                  13D/A
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      WRT Realty L.P.
      I.R.S. I.D. No. 20-1457531
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     653,372
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            653,372
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      653,372 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%
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14    TYPE OF REPORTING PERSON*

      PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 3 amends certain information contained in the Schedule 13D filed jointly by Winthrop Realty Trust (formerly known as First Union Real Estate Equity and Mortgage Investments), an Ohio business trust, and WRT Realty L.P. (formerly known as First Union REIT, L.P.), a Delaware limited partnership (collectively "Winthrop"), with respect to its ownership interest America First Apartment Investors, Inc., a Maryland corporation, on October 6, 2005, as amended by Amendment No. 1 to Schedule 13D dated November 18, 2005, and as further amended by Amendment No. 2 to Schedule 13D dated November 30, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

      Effective December 1, 2005, First Union Real Estate Equity and Mortgage Investments changed its name to Winthrop Realty Trust and First Union REIT, L.P. changed its name to WRT Realty L.P. Accordingly, all references in the 13D to
(i) First Union Real Estate Equity and Mortgage Investments shall be deemed references to Winthrop Realty Trust, (ii) all references to First Union REIT, L.P. shall be deemed references to WRT Realty L.P. and (iii) all references to First Union shall be deemed references to Winthrop.

      Item 3. Source and Amount of Funds of Other Consideration.

      Item 3 is amended as follows:

      Winthrop purchased the 653,372 Shares owned by it at the close of business on January 3, 2006 for an aggregate purchase price of $7,991,562.22. The source of funds to acquire the 653,372 Shares was provided from the working capital of Winthrop.

      Item 5. Interest of Securities of the Issuer.

      Item 5 is amended to as follows:

      (a) At the close of business on January 3, 2006, Winthrop directly owned 653,372 Shares representing 6.2% of the total outstanding Shares. The foregoing is based upon 10,510,558 Shares outstanding which represents the number of shares reported outstanding in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2005.

      (b) Winthrop has the sole power to vote and dispose of 653,372 Shares owned by Winthrop.

      (c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by Winthrop and not previously reported. All such transactions were purchases effected by Winthrop on the open market.

           Date                      Number of Shares            Price Per Share
           ----                      ----------------            ---------------
      December 19, 2005                         2,700                     $14.00
      December 28, 2005                         7,075                     $14.01
      December 29, 2005                           595                     $14.05
      December 30, 2005                         4,779                     $14.05
        January 3, 2006                        19,800                     $14.09

      In addition, the following two transactions in Shares which were purchases on the open market, have been effected by Winthrop and not previously reported.

           Date                      Number of Shares            Price Per Share
           ----                      ----------------            ---------------
      October 12, 2005                          1,274                     $13.08
      October 13, 2005                          4,242                     $13.25

      (d) Not applicable

      (e) Not applicable

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 4th day of January, 2006.

                                                     WINTHROP REALTY TRUST


                                                     By: /s/ Peter Braverman
                                                         -----------------------
                                                             Peter Braverman
                                                             President

                                                     WRT REALTY L.P.

                                                     By: Winthrop Realty Trust


                                                         By: /s/ Peter Braverman
                                                             -------------------
                                                                 Peter Braverman
                                                                 President